VIA EDGAR

January 5, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berkshire Hathaway Energy Company
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-268950)

Ladies and Gentlemen:

This letter is sent on behalf of Berkshire Hathaway Energy Company (the “Company”) in connection with the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, filed on January 3, 2023 and Amendment No. 2, filed on January 4, 2023 (as so amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 12:00 p.m., Eastern Time, on January 10, 2023 or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

/s/ Jeffery B. Erb
Jeffery B. Erb
Vice President, Chief Corporate Counsel & Corporate Secretary

cc:	Peter J. Hanlon, Gibson, Dunn & Crutcher LLP
J. Alan Bannister, Gibson, Dunn & Crutcher LLP